ICEBREAKER, INC.
Statement of Cash Flows
(Unaudited)

	For the Period February 13, 2017 (Inception) to December 19, 2017
Cash flows from operating activities:	
Net income	$ (7,883)
Stock-based compensation	12
Changes in operating assets and liabilities:	
Accrued interest payable	285
Net cash used in operating activities	(7,586)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from long-term debt	43,000
Net cash provided by financing activities	43,000
Net cash increase for period	35,414
Cash at beginning of period	-
Cash at end of period	$ 35,414

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -